AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 2003
REGISTRATION NO. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
(Exact Name of Registrant as Specified in its Charter)

BERMUDA (State or Other Jurisdiction of Incorporation)	Not Applicable (I.R.S. Employer Identification Number)

CLARENDON HOUSE
CHURCH STREET, HAMILTON
HM CX BERMUDA
(441) 296-1431
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

ANDREA KOZMA, ESQ.
c/o CME DEVELOPMENT CORPORATION
8TH FLOOR, ALDWYCH HOUSE
71-91 ALDWYCH, LONDON
WC2B 4HN, ENGLAND
44-20-7430-5430
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

COPIES TO:

ROBERT L. KOHL, ESQ.
KATTEN MUCHIN ZAVIS ROSENMAN
575 MADISON AVENUE
NEW YORK, NY 10022
(212) 940-8800
(212) 940-8776 (FACSIMILE)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as possible after the Registration Statement becomes effective.

If the only Securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box.

If any of the Securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than Securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional Securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Class A Common Stock, $0.08 par value (the “Common Stock”)	348,000 shares (2)	$12.425	$4,323,900	$350

(1). .  Pursuant to Rule 457(c) as of April 23, 2003.

(2).    Pursuant to the terms of a Common Registrant’s Stock Registration Rights Agreement dated as of July 31, 2002 between the registrant and the lenders named therein, the registrant is registering 348,000 shares of its Class A Common Stock issuable upon exercise of warrants issued concurrently with the drawdown of $15 million of registrant’s 12% Notes under the terms of a Senior Secured Credit Agreement with the lenders.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

PROSPECTUS
CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
348,000 Shares
Class A Common Stock

This prospectus relates to the resale, from time to time of up to 348,000 shares (the “Shares”) of Class A Common Stock (the “Common Stock”) of Central European Media Enterprises Ltd., a Bermuda company, all of which are being offered by the selling shareholders named in this prospectus.

The Shares consist of shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants (the “Warrants”) with an exercise price of $5.01 per share issued to the lenders pursuant to a Senior Secured Credit Agreement dated as of July 31, 2002. See “Selling Shareholders” at page 16.

Although we will receive the exercise price of any Warrants exercised by the selling shareholders, all net proceeds from the sale of the Shares offered by this prospectus will go to the selling shareholders; we will not receive any proceeds from such sales. Assuming all of the Warrants are exercised, we would receive gross proceeds of approximately $1,743,480.

Our Common Stock is listed on the Nasdaq Stock Market under the ticker symbol "CETV". On April 23, 2003, the last reported sale price of our Common Stock was $12.39 per share.

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THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 9, IN DETERMINING WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is ___________________, 2003.

TABLE OF CONTENTS

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Central European Media Enterprises Ltd., any selling shareholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, and we have an internet website address at http:/www.cetv-net.com. You may read and copy any document we file at the Securities and Exchange Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents from the Securities and Exchange Commission's web site at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the Securities and Exchange Commission automatically will update and supersede such information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of the securities covered by this prospectus, as amended:

(1).    .Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

(2).    .Our Form 8-K filed on April 1, 2003;

(3). .   Our Form 10-K/A filed on April 25, 2003; and

(4).   .The description of our Capital Stock contained in our Registration Statement on Form S-3 (File No. 333-12699), dated October 29, 1996, including any amendment or report filed for the purpose of updating such information.

           You may request a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings), at no cost, by writing or telephoning our offices at the following address:

CENTRAL EUROPEAN MEDIA ENTERPRISES, LTD.
Clarendon House
Church Street, Hamilton
HM CX Bermuda
(441) 296-1431

You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of these shares in any state that prohibits such an offer. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the cover page of such documents.

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The following summary is qualified in its entirety by the more detailed information and financial statements and other information incorporated by reference in this prospectus or appearing elsewhere in this prospectus.

INFORMATION ABOUT US

Central European Media Enterprises Ltd. (“CME”) is a Bermuda company that, together with its subsidiaries and affiliates, invests in, and develops and operates national and regional commercial television stations and networks in Central and Eastern Europe. All references to the “Company,” “our,” or “we” include CME and its direct and indirect Subsidiaries, and all references to “subsidiaries” include each corporation or partnership in which CME has a controlling direct or indirect equity or voting interest. All references in this prospectus to "Warrants," refer to the Warrants to purchase shares of our Class A Common Stock held by the selling shareholders.

The Company’s registered offices are located at Clarendon House, Church Street, Hamilton HM CX Bermuda, and its telephone number is 441-296-1431. Certain of the Subsidiaries maintain offices at, 8th Floor, Aldwych House, 71-91 Aldwych, London, WC2B 4HN, England, telephone number 44-20-7430-5430/1.

Corporate Structure

CME was incorporated on June 15, 1994 under the laws of Bermuda. CME’s assets are held through a series of Dutch and Netherlands Antilles holding companies. It operates in collaboration with local partners in all its markets. These local partners all have shareholdings in the license or operating companies.

Laws, regulations and policies in some of our markets have historically restricted the level of direct or indirect interests that any non-local investor such as the Company may hold in companies holding broadcast licenses. As a result some broadcast licenses are held by companies majority owned by our local partners and we own controlling interests in operating companies which provide programming, advertising and other services to the license holding companies. References to POP TV, Kanal A, PRO TV, Acasa, Markiza TV and Studio 1+1 in this registration statement may be to either the license company or the operating companies or both, as the case may be. We do not own a controlling voting interest in our Slovak Republic operations but we are entitled to and obligated for 70% of the economics.

The consolidated financial statements incorporated by reference in this registration statement include the accounts of our wholly-owned subsidiaries and the results of the following entities as consolidated entities and reflect the interests of the minority owners of these entities for the period presented, as applicable: Romania (PRO TV and Media Vision), Slovenia (POP TV and Kanal A), Ukraine (the Studio 1+1 Group), and the Czech Republic (CNTS). The results of operations in the Slovak Republic (Markiza TV), certain entities in Romania and Slovenia and certain entities in Ukraine in which we have, or during the periods presented had, minority or non-controlling ownership interests, are included in the incorporated consolidated financial statements using the equity method of accounting.

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Continuing Operations

The following table shows the key license companies, license expiration date, operating companies, economic and voting interests of the Company in each of its operations at March 10, 2003.

Country	License Expiration	TV License Company	CME Voting Interest	TV Operating Company	Economic Interest	CME Voting Interest

Romania (1)	2003-2008	Pro TV S.R.L.	49%	MPI	66%	66%

		Media Pro S.R.L.	44%	Media Vision	70%	70%

Slovenia	2012(2)	POP TV	96.85%(3)	Pro Plus	96.85%(3)	96.85%(3)

	2012	Kanal A	99.7%

Slovak Republic	2007	Markiza-Slovakia s.r.o.	34%	STS	70% (4)	49%

Ukraine	2006	Studio 1+1	18%	Innova, IMS, Intermedia	60%	60%

(1).    On March 21, 2003 we agreed to transfer broadcasting operations in Romania from MPI to Pro TV, to convert Pro TV to a joint stock company and to increase our equity interest in Pro TV to 66%. We also agreed to transfer licenses held by Media Pro to Pro TV, subject to approval by the Romanian Media Council. Licenses which cover 19% of the Romanian population, including the license for Bucharest, expire beginning in October 2003. To date, licenses have been renewed as they expired. The remaining licenses expire on dates ranging from 2004 to 2008.
(2). .  On July 15, 2002 the Slovenian Media Council agreed to extend all licenses held by POP TV and Kanal A until August 2012.
(3). .  As of January 30, 2003, POP TV became a subsidiary of Pro Plus; the change in ownership is subject to registration.
(4).    On January 18, 2002, we entered into an interest participation transfer agreement to acquire a 34% interest in Markiza. As a result of this acquisition, we are entitled to 70% of STS' profits as opposed to 80% prior to the acquisition.

Operating Environment

Our television stations and networks reach an aggregate of approximately 69 million people in four countries. Our national private television stations and networks in the Slovak Republic and Slovenia had the leading nationwide audience share for 2002 and our television network in Romania had the leading average audience share within its area of broadcast reach for 2002. In Ukraine, for 2002, our national private television station and network had the leading nationwide average audience share for television stations broadcasting in the Ukrainian language.

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The market ratings of our stations in their respective markets are reflected below.

Country	CME Station and Networks	Launch Date	Technical Reach (1)	2001 Audience Share (2)	Market Rank (2)

Romania	PRO TV	December 1995	68%	19.2%	1
	Acasa	February 1998	52%	6.2%	4

Slovenia	POP TV	December 1995	87%	29.3%	1
	Kanal A	October 2000 (3)	80%	11.0%	3

Slovakia	Markiza TV	August 1996	96%	48.2%	1

Ukraine	Studio 1+1	January 1997	95%	22.2%	2

(1).    “Technical Reach” measures the percentage of people in the country who are able to receive the signals of the indicated stations and networks. Source: CME stations.

(2).   .Nationwide all day audience share and rank (except Romania and Ukraine, which is audience share and rank within coverage area). Source: (Romania: Peoplemeters CSOP Gallop/Taylor Nelson Sofres, Solvenia: Peoplemeters AGB Media Services, Slovak Republic: Visio/MVK, Ukraine: ABG Ukraine).

(3). ..  Kanal A was originally launched in 1991 and re-launched in October 2000 after CME assumed control of the operations, economics and programming of Kanal A.

The following table sets forth the population, technical reach, number of TV households, per capita GDP and cable penetration for those countries of Central and Eastern Europe where we have broadcast operations.

Country	Population (in Millions) (1)	Technical Reach (in Millions) (2)	TV Households (in Millions) (3)	Per Capita GDP 2000 (4)	Cable Penetration (5)

Romania	22.4	15.3	7.6	$1,695	51%

Slovenia	2.0	1.7	0.7	$9,780	52%

Slovak Republic	5.4	5.2	1.9	$3,804	28%

Ukraine	49.1	46.6	18.6	$766	27%

Total	78.9	68.8	28.8

(1). ..   Source: World Bank Group, 2001.

(2). ..   Source: CME Stations.

(3). ..  Source: Kagan World Media, European Television 2001. A TV household is a residential dwelling with one or more television sets.

(4). ..   Source: World Bank Group 2001.

(5). ..  Source: IP European Key Facts: Romania and Slovak Republic: Informa Media Group, European Television 6th Edition 2002. Slovenia and  Ukraine: IP European Key Facts, Television 2001.

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Ukraine data refers to Urban only. Penetration refers to the percentage of TV households connected to cable television.

Television Advertising Expenditures

The following table sets out the recent levels of television advertising expenditures in those countries where we do business. Note: All figures are our own estimates and are in $US millions.

Country	1998	1999	2000	2001	2002

Romania	87	69	69	63	66

Slovenia	51	49	47	47	48

Slovak Republic	56	43	42	42	47

Ukraine	65	32	35	50	60

In Romania, the television advertising market grew by 5% in 2002 reversing earlier trends. In Slovenia television advertising revenues remained constant in 2002 expressed in local currency terms. In the Slovak Republic television advertising revenues increased by 3% in 2002 over 2001, expressed in local currency terms. Further, the Slovenian tolar appreciated by 2% and the Slovak koruna appreciated by 7% against the dollar in 2002. Therefore, television advertising expenditures in US Dollar terms increased by 2% in Slovenia in 2002 and 11% in the Slovak Republic. In Ukraine, television advertising revenues continued their recent trend with a significant increase of 20% in 2002 over 2001 in US Dollar terms.

The European Union

If any Central or Eastern European country in which we operate becomes a member of the European Union (the “EU”), our broadcast operations in such country would be subject to relevant legislation of the EU, including programming content regulations. Slovenia, the Slovak Republic and the Czech Republic are expected to be admitted to the EU in the first wave of the enlargement process in 2004. It is currently anticipated that Romania will be admitted some time after 2007.

The EU’s Television Without Frontiers directive (the “EU Directive”) sets forth the legal framework for television broadcasting in the EU. It requires broadcasters, where “practicable and by appropriate means,” to reserve a majority proportion of their broadcast time for “European works.” Such works are defined as originating from an EU member state or a signatory to the Council of Europe’s Convention on Transfrontier Television, as well as written and produced mainly by residents of the EU or Council of Europe member states. In addition, the EU Directive provides for a 10% quota or either broadcast time or programming budget for programs made by European producers who are independent of broadcasters. News, sports, games, advertising, teletext services and teleshopping are excluded from the calculation of these quotas. Further, the EU Directive provides for regulations on advertising, including limits on the amount of time that may be devoted to advertising spots, including direct sales advertising. The necessary legislation in Romania, Slovenia and the Slovak Republic is now in line with the EU Directive and it has had no material adverse effect on our operations.

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Council of Europe

Our broadcast operations are located in countries which are members of the Council of Europe, a supranational body through which international conventions are negotiated. In 1990, the Council of Europe adopted a Convention on Transfrontier Television, which provides for European programming content quotas similar to those in the EU Directive. This Convention has been ratified by some of the countries in which we operate, but all countries in which we operate have already implemented its principles into their national media legislation.

Operations by Country

Czech Republic

See Part I, Item 3, “Legal Proceedings” in our Form 10-K, as amended by Form 10-K/A, for the fiscal year ended December 31, 2002 (our “2002 10-K”) for a discussion on the ongoing dispute between our subsidiary in the Czech Republic, CNTS, and CET in connection with Nova TV. On March 14, 2003 a final award in the amount of $269,814,000 plus interest at 10% from February 23, 2000 was determined in our favor in the arbitration proceedings under the 1991 Bilateral Treaty between the Netherlands and the Czech Republic. Our ability to collect this award determination from the Czech Republic will have a material impact on our ability to continue operating. The Czech Republic has filed a collateral challenge to the final partial award (the liability determination by the arbitration tribunal) in the Swedish courts. The hearing in Stockholm, Sweden ended on April 3, 2003, and the Swedish court has informed the parties it will render its decision by May 15, 2003.

On March 31, 2003 we reached an agreement with the Czech Republic providing that the Czech Republic pay the full amount of the final award, plus interest at 10%, into an interest bearing escrow account no later than April 28, 2003, with the money to be paid to us by the escrow agent within two business days if the Swedish court upholds the partial final award in our favor. The Czech government has since signed the escrow agreement and deposited the requisite funds (approximately $355,000,000) into escrow. If the Swedish court rules in the Czech Republic’s favor and does not uphold the partial final award, the money will be returned to the Czech Republic. Separately, for Dutch tax purposes, we have agreed to treat 35% of any amount that we collect from the Czech Republic as restricted cash until the issue of the taxability of the award for Dutch tax purposes is resolved by the courts or by mutual agreement with the Dutch tax authorities. For more information, reference is made to our Form 8-K filed with the SEC on April 1, 2003.

Romania

We own 66% of Media Pro International S.A. (“MPI”) through which PRO TV, ACASA and Pro TV International are operated. MPI provides programming to and sells advertising for the stations which comprise the PRO TV, ACASA and Pro TV International networks.

We own 49% of the equity of PRO TV s.r.l. which holds 19 of the 22 licenses for the stations that comprise the PRO TV, ACASA and PRO TV International networks. A further three active television licenses and the licenses for PRO FM and PRO AM radio networks are held by Media Pro s.r.l., a company 44% owned by us.

Pursuant to a restructuring on March 21, 2003, we increased our ownership interest in Pro TV to 66%. Following registration of that increased interest, MPI will transfer broadcasting operations to Pro TV. In addition, licenses held by Media Pro will be transferred to Pro TV following receipt of approval from the Romanian Media Council.

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Slovenia

We have an 96.85% equity and economic interest (subject to Commercial Registry registration) in Pro Plus which provides all programming to the broadcast license holders POP TV d.o.o. and Kanal A and sells all of their advertising.

Pro Plus owns 100% of the equity of POP TV d.o.o. POP TV holds all of the licenses for the Slovenian operations apart from those effectively held by Kanal A. We control the operations, economics and the programming of Kanal A, which is the second leading commercial television broadcaster in Slovenia. 90% of the equity interest in Kanal A is being held by Superplus Holding d.d. which is owned by individuals who are holding the share of Superplus in trust for us. As of January 30, 2003, Pro Plus owns the remaining 10% of Kanal A.

Slovak Republic

We have a 34% voting interest in Markiza-Slovenia s.r.o. (“Markiza”) the license holding company for the Markiza TV license, and we have a 49% voting interest and are entitled to 70% of the economic rights in Slovenska Televizna Spolocnost s.r.o. (“STS”), the operating company for Markiza.

Following elections in the Slovak Republic on September 20, 2002, the ANO political party, founded by Mr. Pavol Rusko, a shareholder in Markiza, obtained a number of seats in the national parliament. On November 1, 2002, Mr. Rusko was appointed a deputy chairman of the parliament. In order to comply with Slovak conflict of interest rules, Mr. Rusko has resigned from his position as an executive of STS and of Markiza. In addition, following receipt of our approval, Mr. Rusko has transferred his indirect 17% ownership interest in Markiza to a third party. We do not believe that the resignation of Mr. Rusko will have a significant impact on our Slovak operations.

Ukraine

The Studio 1+1 Group consists of several entities in which we hold direct or indirect interests. We own a 60% equity interest in the operating companies servicing the license holding company, Studio 1+1. We have an 18% indirect interest ownership in Studio 1+1. Studio 1+1 is involved in a lawsuit challenging certain aspects of the granting of its television broadcasting license. (For further discussion see Part I, Item 3 “Legal Proceedings” in our 2002 10-K.)

RISK FACTORS

Investors in the securities offered hereby should consider carefully the following significant risk factors, in addition to all of the other information appearing or incorporated by reference in this Prospectus, in connection with an investment in our Common Stock.

Risks Relating to Our US$100 million 9 3/8% and Euro 71.6 million 8 1/8% (approximately US$75 million) Senior Notes Due in 2004

We may not be able to repay our US$100 million and Euro 71.6 million (approximately US$75 million) Senior Notes Due in 2004 .

In 1997 we issued Senior Notes, denominated in part in U.S. dollars and in part in Euros. These Senior Notes, aggregating approximately $175 million in principal amount at December 31, 2002, are due on August 15, 2004. We do not expect cash on hand at December 31, 2002 plus revenues which may be generated from operations between such date and August 15, 2004 to be sufficient to fund the payment of

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the Senior Notes at maturity. Our ability to refinance or repay the Senior Notes will depend upon the outcome of pending litigation concerning our former Czech Republic operations (see Part I, Item 3, “Legal Proceedings” in our 2002 10-K and our Form 8-K filed on April 1, 2003) and/or our ability to attract equity investors. If we are unsuccessful in these respects and are not able to repay or refinance the Senior Notes, we are unlikely to be able to continue operations.

Alternative sources of financing may include public or private debt or equity financings, sale of assets or other financing arrangements. Any additional equity or equity-linked financing may dilute our common shares. In addition, such additional financing may or may not be available or available on acceptable terms. Any future credit agreement or other debt agreement may limit our ability to incur additional debt. These limits could adversely affect our ability to finance our business plan.
. .
Our leverage, debt service obligations and debt instrument restrictions could adversely affect our business

We are highly leveraged. As of December 31, 2002, we had total consolidated debt of $205 million and shareholders' deficit of $96 million. Our consolidated interest expense for the year ended December 31, 2002 was $15.3 million. Our operating income for the year ended December 31, 2002 was $13.4 million.

Our level of debt could have important consequences for our business, including the following:

- we may have difficulty borrowing money in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;
- the payment of principal and interest on debt reduces the amount of cash available to finance our operations and other business activities; and
- our debt level makes us more vulnerable to economic downturns and adverse developments in our business.

The indenture for the Senior Notes restricts our ability to, among other things, incur additional debt and make investments. In addition, our subsidiaries' ability to incur debt beyond a certain amount is limited by the indenture. These restrictions may impede our ability to finance programming expenditures, acquisitions and other business opportunities.

Our $30 million financing agreement with GoldenTree Asset Management contains negative covenants, including those restricting our ability to incur additional debt, make new investments, pledge assets or sell assets other than in the normal course of business. Security has been provided in the form of guarantees and pledges. Guarantees have been provided by CME and Central European Media Enterprises N.V. Pledges, which are exerciseable in the event of default, secure the shares of CME Media Enterprises B.V., CME Ukraine B.V., CME Slovenia B.V. and CME Romania B.V. These entities function as holding companies for our operations.

Risks Relating to the Company

We have a history of losses and may not be profitable in the future

We have incurred net losses since inception and we may incur additional net losses for the next several years. As of December 31, 2002, we had an accumulated deficit of $452 million.

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Our future ability to generate operating profits and net profits will be dependent upon a number of factors that are difficult to predict, such as our ability to:

- retain and renew licenses;
- attract and maintain audiences;
- generate advertising revenues;
- develop additional revenue streams; and
- control costs in all areas, but particularly programming costs.

There are also a number of external factors over which we have no control, such as the level of economic growth and consumer and advertising spending in our markets.

We and our subsidiaries have a number of tax contingencies that may be material

We have accrued tax liabilities and interest and penalties on overdue tax liabilities, in the aggregate, of $23.3 million in our December 31, 2002 balance sheet. Included in accrued tax liabilities is a provision for $3 million related to our agreement with the Dutch tax authorities. The Dutch tax authorities have agreed that payment of this amount is to be made from any amount collected from the Czech Republic pursuant to the Netherlands-Czech Bilateral Investment Treaty arbitration proceedings (See Part I, Item 3 “Legal Proceedings” in our 2002 10-K). We have agreed with the Dutch tax authorities that the question of taxability of any award against the Czech Republic shall be determined by the Dutch tax courts based upon an agreed statement of fact. Until that court decision, we have agreed with the Dutch tax authorities to deposit 35% of the net proceeds of any amount collected from the Czech Republic pursuant to the Netherlands-Czech Bilateral Investment Treaty arbitration proceedings in a nominated bank account. Any such deposit will be treated as restricted cash. The major portion of estimated interest and penalties on overdue tax liabilities relate to the outstanding tax liability at our Romanian subsidiaries. A recent agreement with the Romanian tax authorities has reduced and re-scheduled a portion of these interest and penalty charges in return for specific deposits and an agreed repayment schedule. Penalties of up to $5 million may be imposed if the repayment schedule and the conditions of the agreement are not met. Should the Romanian tax authorities demand immediate payment of all potential tax liabilities, our Romanian operations would experience difficulties in continuing to operate.

Our holding company structure limits our access to cash flow
. .
We conduct all of our operations through subsidiaries and affiliated companies. Accordingly, our primary internal source of cash and our ability to service debt are dependent upon the earnings of our subsidiaries and affiliated companies and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, CME. We may not be able to compel certain of our subsidiaries and affiliated companies to make distributions to service the Senior Notes and other CME obligations. Our ability to obtain dividends or other distributions is subject to, among other things, restrictions on dividends under applicable local laws and foreign currency exchange regulations of the jurisdictions in which our subsidiaries operate. The subsidiaries’ or affiliated companies ability to make distributions to CME is also subject to their having sufficient funds from their operations legally available for the payment thereof which are not needed to fund their operations, obligations or other business plans and, in some cases, the approval of the other partners, stockholders or creditors of these entities. The laws under which our operating subsidiaries and affiliated companies are organized provide generally that dividends may be declared by the partners or shareholders out of yearly profits subject to the maintenance of registered capital and required reserves and after the recovery of accumulated losses. If our subsidiaries or affiliated companies are unable or unwilling to make distributions to CME and we are

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unable to obtain additional debt or equity financing, we may be unable to continue to service the Senior Notes.

We do not have sole management control of our unconsolidated affiliates

We own certain subsidiaries and affiliated companies jointly with various strategic partners. We have management control over the subsidiaries in which we have a majority interest. However, we are not able to control the operations, strategies and financial decisions of affiliated companies such as Markiza TV in the Slovak Republic in which we are a minority shareholder. Therefore, without the consent of the relevant partners, we may be unable to cause these subsidiaries and affiliated companies to distribute funds, to implement strategies or to make programming decisions that we might favor.

We are subject to risks relating to fluctuations in exchange rates

Our reporting currency is the US dollar but a significant portion of our consolidated revenues and costs are in other currencies, including programming rights expenses and interest on debt. Changes, mainly in the value of the Euro as compared to the US dollar, may have an adverse effect on our reported results of operations and financial condition.

We are also exposed to risks related to non-US dollar borrowings, particularly our Euro 71.6 million ($75 million) Senior Note debt. As the net position of our unhedged foreign currency transactions may fluctuate, our earnings may be negatively affected.

For a detailed analysis of our exposure to exchange rate risk, see Part II, Item 7A “Quantitative and Qualitative Disclosure about Market Risk” and “Foreign Currency” in Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both in our 2002 10-K.

Risk Factors Relating to Our Operating Environment

We face legal and regulatory challenges in several jurisdictions in which we operate

Ukraine

In 2001 AITI, a television station in Ukraine, commenced a second court action in Ukraine against the Ukraine Media Council challenging certain aspects of the granting to Studio 1+1 of its television broadcast license in Ukraine. Studio 1+1 is involved in this litigation as a third party acting together with the Ukraine Media Council. The claim is almost identical to one which was previously brought by AITI and was dismissed on April 5, 2001 by the Supreme Arbitration Court of Ukraine.

AITI’s allegations are that Studio 1+1 has, in effect, been granted two licenses by the Ukraine Media Council, entitling it to in excess of 32 hours of broadcast time a day on Ukraine's nationwide Channel N2 (UT-2). Further, AITI alleged that Studio 1+1 never paid the required license fee. (See Part I, Item 3 “Legal Proceedings” in our 2002 10-K). If the decision in the Ukraine court system is ultimately unfavorable, it could result in a loss of the broadcast license of Studio 1+1.

Romania

We were involved in a dispute with a minority shareholder in MPI, Mr. Tiriac, during 2002. As part of this dispute, Mr. Tiriac and his representatives commenced three court actions against MPI. At the request of Mr. Tiriac’s lawyers all of these cases were suspended towards the end of 2002 and are in the process of being formally withdrawn. The withdrawal of these court actions was part of an overall

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agreement reached between Mr. Tiriac and Mr. Sarbu (another MPI minority shareholder) under which Mr. Tiriac agreed to sell his shareholding in MPI and the Romanian license holding companies in exchange for a multi-year series of payments from Mr. Sarbu.

In September 2002, the Romanian Media Council notified all television stations in Romania that they would like to see their operations restructured by January 2003 so that the license holding companies become the main operators of the broadcasting licenses they hold. The Romanian Media Council has given some guidance on how it interprets the new audio-visual law in relation to this restructuring. At a formal meeting on September 19, 2002 the Council expressed their view that exclusive operating agreements, such as exists between our subsidiary MPI and the two Romanian license holding companies, are not permissible under the new law. On March 21, 2003, we agreed with our partners to transfer broadcasting operations from MPI to Pro TV, to convert Pro TV to a joint stock company and to increase our equity interest in Pro TV to 66%. It was also agreed with our partners that the secondary license holding company, Media Pro SRL, would apply to the Romanian Media Council to transfer the licenses it owns to Pro TV SRL, as this is also permitted under the new audio-visual law. We are in the process of commencing the legal and regulatory steps required in order to complete this restructuring procedure.

As at December 31, 2002, 33% of the Romanian subsidiaries’ accounts receivable balance was more than 360 days old. On our Consolidated Balance Sheet, the total provision for bad debt is $7,481,000, of which the provision for Romanian bad debts is $5,733,000. The total gross accounts receivable in respect to our Romanian operations is $15,544,000 (included in “Accounts Receivable” in the Consolidated Balance Sheet - see Part II, Item 8 of our 2002 10-K). While there has been improvement in 2002 in both the percent of total receivables represented by Romanian receivables and in the “aging” of the receivables, they still represent a disproportionately large part of our total receivables in both categories.

Risks Relating to Our Industry

Our licenses may not be renewed

The licenses to operate our broadcast operations are effective for the following periods:

Slovenia	The licenses of our operations in Slovenia expire in 2012
Slovak Republic	The license of our partner in the Slovak Republic expires in 2007
Ukraine	The license to provide programming and sell advertising to UT-2 in Ukraine expires in 2006
Romania
Licenses which cover 19% of the Romanian population, including the license for Bucharest, expire beginning in October 2003. To date, licenses have been renewed as they expired. The remaining licenses expire on dates ranging from 2004 to 2008

In Romania, the Slovak Republic and Slovenia, local regulations do contain a qualified presumption for extensions of broadcast licenses. However, licenses in these countries may nevertheless not be renewed upon the expiration of their current terms. The failure of any such licenses to be renewed may have a material adverse effect on our operations.

Our operating results are dependent on the sale of commercial advertising time in developing markets

Our business relies on advertising revenues, which depends partly upon prevailing general economic conditions. Our advertising revenues depend on our stations' broadcast reach, television

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viewing levels, the relative popularity of our programming and the pricing of advertising time. Furthermore, increases in advertising spending have generally corresponded to economic recoveries, while decreases have generally corresponded to general economic downturns and recessions. Advertising spending in 2002 decreased in the United States of America and most European countries but not in the countries in which we operate. Advertising spending or advertising spending growth in our markets may decline in the future. If our television audience shares decline for any reason, we may not be able to maintain our current levels of advertising income or the rates we can charge advertisers. We must also compete for advertising revenues with other forms of advertising media, such as radio, newspapers, magazines, outdoor advertising, transit advertising, telephone directory advertising, on-line advertising and direct mail. Any decline in advertising revenues may adversely affect our results.

Risks Relating to the Markets in Which We Operate

Our operations are in developing markets

Our revenue generating operations are located in Central and Eastern Europe, namely Romania, the Slovak Republic, Slovenia and Ukraine, and have a country risk as follows:

Country	Rating	Detail of Rating

Slovenia	A2	Default probability is still weak even in the case when one country's political and economic environment or the payment record of companies are not as good as A1-rated countries.

Slovak Republic	A4	An already patchy payment record could be further worsened by a deteriorating political and economic environment. Nevertheless, the probability of a default is still acceptable.

Romania	B	An unsteady political and economic environment is likely to affect further an already poor payment record.

Ukraine	D	The high risk profile of a country's economic and political environment will further worsen a generally very bad payment record.

Source : Coface USA. Country ratings issued by the Coface Group measure the average default risk on corporate payments in a given country and indicate to what extent a company's financial commitments are affected by the local business, financial and political outlook. Coface continuously monitors 140 countries using a spectrum of indicators incorporating political factors; risk of currency shortage and devaluation; ability to meet financial commitments abroad; risk of a systemic crisis in the banking sector; cyclical risk; and payment behavior for short term transactions.

These markets have economic and legal systems, standards of corporate governance and business practices which continue to develop. This may cause us difficulties in exercising our shareholder and economic rights. Although the general trend in the markets in which we operate and intend to operate has been toward more open markets and trade policies and the fostering of private economic activity, the governments in the region may not continue to pursue such policies and such policies could be altered significantly, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting economic, political or social life. Accordingly, social unrest, political instability, economic distress or other factors beyond our control in any such Central or Eastern European country could have a material adverse effect on our business.

We are subject to a high level of government regulation

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Our broadcast operations are subject to extensive government regulation as to the issuance, renewal, transfer and ownership of station licenses, as well as the timing and content of programming and the timing, content and amount of commercial advertising permitted. At the present time, of the countries in which we operate, only Ukraine’s regulatory system restricts the amount of direct interest which we may hold in television stations. However, in all our markets, there are restrictions on our ability to own an equity interest in more than one broadcaster. In Ukraine and in countries where we do not control the license holding companies, we have arrangements to provide programming, advertising and other services (including management services) to the station. These arrangements may be subject to regulatory review in the future which may limit our influence with respect to our local broadcast partners and/or deny us the opportunity to profit from our investment. There are also regulations requiring that certain percentages of programming be produced or originated in local markets. The cost of programming could also increase as a result of political initiatives taken by the European Union to increase the amount of European-produced programming broadcast. In addition, broadcast regulations and license conditions in our markets impose operating conditions relating, for example, to required amounts of broadcasting and the content and quantity of advertising which may be broadcast. While we believe that we and our subsidiaries and affiliated companies are in compliance in all material respects with applicable laws, rules, regulations and licenses, more restrictive laws, rules, regulations or enforcement policies may be adopted in the future which could make compliance more difficult or expensive or otherwise adversely affect our business or prospects.

Enforcement of civil liabilities and judgments may be difficult

CME is a Bermuda company, and substantially all of our assets and all of our operations are located, and all of our revenues are derived, outside the United States of America. However, it may not be possible for investors to enforce outside the United States of America judgments against CME obtained in the United States of America in any civil actions, including actions predicated upon the civil liability provisions of the United States of America federal securities laws. In addition, certain of our directors and officers are non-residents of the United States of America, and all or a substantial portion of the assets of such persons are or may be located outside the United States of America. As a result, it may not be possible for investors to effect service of process within the United States of America upon such persons, or to enforce against them judgments obtained in the United States of America courts, including judgments predicated upon the civil liability provisions of the United States of America federal securities laws. There is uncertainty as to whether the courts of the countries in which we operate would enforce (i) judgments of United States of America courts obtained against us or such persons predicated upon the civil liability provisions of the United States of America federal and state securities laws or (ii) in original actions brought in such countries, as applicable, liabilities against us or such persons predicated upon the United States of America federal and state securities laws. There is no treaty in effect between the United States and Bermuda providing for the enforcement of United States judgments in Bermuda, and there are grounds upon which Bermuda courts may decline to enforce the judgments of the United States courts. The question whether a United States judgment would be enforceable in Bermuda against us or our affiliates, directors, officers or experts depends upon whether the United States Court that entered such judgment is recognized by the Bermuda Court as having jurisdiction over the judgment debtor, as determined by reference to Bermuda conflict of law rules. In addition, certain remedies available under the laws of United States jurisdictions, including certain remedies available under the United States federal securities laws, may not be allowed or enforceable in Bermuda courts to the extent that they are penal or contrary to Bermuda’s public policy. No original claim may be brought in Bermuda against us, or our affiliates, directors, officers or experts for violation of the United States federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us, or our affiliates, directors, officers or experts if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

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Risks Relating to Our Common Shares

The price of our common shares is likely to remain volatile

The market price of our common shares is likely to be volatile. Events that could cause future volatility may include, among other things:

- the results of the collateral challenge to the Czech award; and
- conditions or trends in Europe and our markets.

These and other factors, some or all of which may be beyond our control, may materially adversely affect the market price of our common shares, regardless of future operating performance.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the Shares offered by this prospectus. All proceeds from the sale of the Shares covered by this prospectus will be for the account of the selling shareholders named below. See “ Selling Shareholders” and “Plan of Distribution.” However, assuming all of the Warrants are exercised by the selling shareholders, and that the selling shareholders do not utilize any of the “cashless exercise” provisions contained in the Warrants, we would receive approximately $1,753,480 in gross proceeds from those exercises. Any such proceeds will be used for working capital purposes.

SELLING SHAREHOLDERS

The shares covered by this prospectus will be issued upon the exercise of the Warrants. The number of Shares that may be actually sold by the selling shareholders will be determined by such selling shareholders.

The selling shareholders are the persons and/or entities listed in the table below who own Warrants to purchase Shares. We are registering for the eleven selling shareholders named herein, an aggregate of 348,000 Shares.

Pursuant to a Senior Secured Credit Agreement dated July 31, 2002 (the “Agreement”) among CME Media Enterprises BV, our wholly-owned subsidiary, Golden Tree Asset Management LLC and its affiliates and/or other noteholders, we issued $15,000,000 principal amount of 12% Senior Secured Notes due June 15, 2004 and Warrants to purchase an aggregate of 348,000 Shares at an initial exercise price of $5.01 per share (as adjusted for two subsequent two-for-one stock splits). Under the Agreement, we have an option to draw down an additional $15 million, in which case warrants to purchase 348,000 additional shares of our Class A Common Stock will be issuable by us. In the event of early repayment of the Senior Secured Notes, we, at our option, may make a cash payment or issue additional warrants, to a maximum of Warrants to purchase an additional 348,000 shares of our Class A Common Stock (per $15,000,000 of Senior Secured Notes issued), so that a 40% annual rate of return, inclusive of interest, of 12% is achieved by the lenders. At maturity we may, to meet our obligations, make a cash payment or issue additional warrants, to a maximum of 348,000 shares of our Class A Common Stock (per $15,000,000 of Senior Secured Notes issued).

The Agreement contains negative covenants, including those restricting our ability to incur additional debt, make new investments, pledge assets or sell assets other than in the normal course of business.

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Security has been provided in the form of guarantees and pledges. Guarantees have been provided by CME and Central European Media Enterprises N.V. Pledges, which are exerciseable in the event of default, secure the shares of CME Media Enterprises B.V., CME Ukraine B.V., CME Slovenia B.V. and CME Romania B.V., which entities function as holding companies for our operations in their respective jurisdictions.

No commissions are payable by us or the holders of the Warrants in connection with a conversion or exercise.

The following table sets forth, as of March 20, 2003: (1) the name of each selling shareholder, (2) the number of Shares beneficially owned by each selling shareholder, including the number of Shares purchasable upon exercise of warrants, (3) the maximum number of Shares which the selling shareholders can sell pursuant to this prospectus and (4) the number of Shares that the selling shareholders would own if they sold all their Shares registered by this prospectus. Each selling shareholder will receive all of the net proceeds from the sale of its Shares offered by this prospectus.

Because the selling shareholders may sell all or part of their Shares pursuant to this prospectus and this offering is not being underwritten on a firm commitment basis, we cannot be certain of the number and percentage of Shares that the selling shareholders will hold in the aggregate at the end of the offering covered by this prospectus.

Name of Selling Shareholder	Number of Shares of Class A Common Stock Owned before Offering	Number of Shares of Class A Common Stock being Registered by this Prospectus	Number of Shares of Class A Common Stock to be Owned after this Offering

Stephen Adams Living Trust	5,045	5,045	0
Alpha U.S. Subfund II, LLC	4,872	4,872	0
DB Structured Products, Inc.	14,268	14,268	0
Broad Foundation	2,320	2,320	0
B&W Master Tobacco Retirement Trust	8,700	8,700	0
The University of Chicago	7,831	7,831	0
Eli Broad	2,320	2,320	0
Goldentree High Yield Value Master Fund, L.P.	9,164	9,164	0
Goldentree High Yield Master Fund, Ltd.	177,480	177,480	0
Goldentree High Yield Opportunities I, L.P.	81,200	81,200	0
Goldentree High Yield Opportunities II, L.P.	34,800	34,800	0

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PLAN OF DISTRIBUTION

The selling shareholders may from time to time offer and sell their Shares offered by this prospectus. We have registered their shares for resale to provide them with freely tradable securities. However, registration does not necessarily mean that they will offer and sell any or all of their Shares.

Offer and Sale of Shares

The selling shareholders, or their pledgees, donees, transferees or other successors-in-interest who receive shares offered hereby from a selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer, may offer and sell their Shares in the following manner:

  in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price;
  at fixed prices, which may be changed; or
  in privately negotiated transactions.
The selling shareholders, or their pledgees, donees, transferees or other successors-in-interest, may sell their Shares in one or more of the following types of transactions:

  a block trade in which the broker-dealer so engaged may sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
  a broker-dealer may purchase as principal and resell such Shares for its own account pursuant to this prospectus;
  an exchange distribution in accordance with the rules of the exchange;
  a securities or quotation system sale in accordance with the rules of the quotation system;
  .the writing of options relating to such Shares;
  .ordinary brokerage transactions or transactions in which the broker solicits purchasers;
  .a privately negotiated transaction; and

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  any combination of the foregoing, or any other available means allowable under law.
From time to time, a selling shareholder may transfer, pledge, donate or assign its shares of common stock to lenders or others and each of such persons will be deemed to be a “selling shareholder” for purposes of this prospectus. The number of Shares beneficially owned by a selling shareholder may decrease as and when it takes such actions. The plan of distribution for the selling shareholder’s Shares sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be a selling shareholder hereunder.

A selling shareholder may enter into hedging, derivative or short sale transactions with broker-dealers in connection with sales or distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the Shares in the course of hedging the positions they assume with the selling shareholder. A selling shareholder also may sell Shares short and redeliver the Shares to close out short positions and engage in derivative or hedging transactions. A selling shareholder may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. A selling shareholder also may loan or pledge the Shares to a broker-dealer. The broker-dealer may sell the loaned Shares or upon a default the broker-dealer may sell the pledged Shares under this prospectus.

Selling Through Broker-Dealers

The selling shareholders may select broker-dealers to sell their Shares. Broker-dealers that the selling shareholders engage may arrange for other broker-dealers to participate in selling such Shares. The selling shareholders may give such broker-dealers commissions or discounts or concessions in amounts to be negotiated immediately before any sale. In connection with such sales, these broker-dealers, any other participating broker-dealers, and the selling shareholders and certain pledgees, donees, transferees and other successors in interest, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 in connection with the sale of the Shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because the selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling shareholders have advised us that they will not enter into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities without written notice to us. There is no underwriter or coordinating broker acting in connection with the proposed sale of Shares by the selling shareholders.

Supplemental Prospectus Regarding Material Arrangements

If and when a selling shareholder notifies us that it has entered into a material arrangement with a broker-dealer for the sale of its Shares offered by this prospectus through a block trade, special offering, exchange or secondary distribution or a purchase by a broker-dealer, we will file a supplemental prospectus, if required, pursuant to Rule 424(c) under the Securities Act of 1933.

Expenses of Selling Shareholders

We will bear all costs, expenses and fees in connection with the registration of the Shares. We have agreed to indemnify and hold the selling shareholders harmless against certain liabilities under the Securities Act that could arise in connection with the sale by the selling shareholders of the Shares. The

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selling shareholders will bear all commissions and discounts, if any, attributable to the sales of the Shares. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act.

Compliance with State Securities Laws

We have not registered or qualified the shares of Common Stock offered by this prospectus under the laws of any country, other than the United States. In certain states in the United States, the selling shareholders may not offer or sell their Shares unless (1) we have registered or qualified such Shares for sale in such states; or (2) we have complied with an available exemption from registration or qualification. Also, in certain states, to comply with such states' securities laws, the selling shareholders must offer and sell their Shares only through registered or licensed broker-dealers.

Limitations Imposed by Exchange Act of 1934 Rules and Regulations

Certain provisions of the Securities Exchange Act of 1934, and related rules and regulations, will apply to the selling shareholders and any other person engaged in a distribution of Shares. Such provisions may (1) limit the timing of purchases and sales of any of the Shares by the selling shareholders or such other person; (2) affect the marketability of such Shares; and (3) affect the broker-dealers' market-making activities with respect to such Shares.

Suspension of this Offering

We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to the selling shareholders.

American Stock Transfer & Trust Company, located at 59 Maiden Lane, Plaza Level, New York, New York 10038, is the transfer agent and registrar for our Class A Common Stock.

LEGAL MATTERS

Certain legal matters with respect to the validity of the issuance of the shares of Common Stock offered by this prospectus have been passed upon on behalf of the Company by Conyers Dill & Pearman, Hamilton, Bermuda.

EXPERTS

The financial statements and the related financial statements schedule incorporated in this prospectus by reference from Central European Media Enterprises Ltd.’s Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 2002 have been audited by Deloitte & Touche, independent auditors, as stated in their reports (which reports express unqualified opinions and include: i) with respect to Central European Media Enterprises Ltd., an explanatory paragraph regarding the Company’s change in accounting for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” and Deloitte & Touche’s audit procedures with respect to the related disclosures added to revise the fiscal 2000 and 2001 consolidated financial statements that were audited by other auditors who have ceased operations and for which Deloitte & Touche have expressed no opinion or other form of assurance other than with respect to

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such disclosures; ii) with respect to Super Plus Holdings d.d., an explanatory paragraph relating to Super Plus Holdings d.d.’s, ability to continue as a going concern), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Our financial statements as of and for each of the two years in the period ended December 31, 2001 incorporated by reference in this prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

On July 31, 2002, we announced that we engaged Deloitte & Touche to replace Arthur Andersen as our independent auditors. During each of the fiscal years in the two year period ended December 31, 2001 and the subsequent interim periods preceding the change of auditors, we had no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures which, if not resolved to Arthur Andersen’s satisfaction, would have caused it to make reference to the disagreement in connection with its report.

We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to our naming it in this prospectus as having certified our consolidated financial statements for the two years ended December 31, 2001, as required by Section 7 of the Securities Act. Accordingly, we have dispensed with the requirement to file its consent in reliance upon Rule 437a of the Securities Act. Because Arthur Andersen has not consented to the inclusion of its report in this prospectus, you may have no effective remedy against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen, or any omissions to state a material fact required to be stated therein. In addition, the ability of Arthur Andersen to satisfy any claims (including claims arising from its provision of auditing and other services to us) may be limited as a practical matter due to recent events regarding Arthur Andersen.

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CENTRAL EUROPEAN MEDIA ENTERPRISES, LTD.

348,000 Shares

Common Stock
_________________________

PROSPECTUS
_________________________

______________, 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

Expenses to be paid by us in connection with the issuance and distribution of the securities being registered are as follows:

Registration Fees	$350
Legal Fees and Expenses	30,000	*
Accounting Fees and Expenses	10,000	*
Miscellaneous	2,150	*

Total	$42,500

_________________
*Estimated

The selling shareholders will pay none of the expenses incident to the registration of the selling shareholders’ shares, except for their own legal fees and for any selling discounts or commissions paid to brokers or dealers engaged by the selling shareholders.

ITEM 15. Indemnification of Directors and Officers.

Under Bermuda law and the Company’s Memorandum of Association and Bye-laws, the Directors, Secretary and other officers (such term to include any person appointed to any committee by the Board) for the time being and each such person who is or was or had agreed to become a Director or officer of the Company and each such person who is or was serving or who had agreed to serve as an employee or agent of the Company or as a Director, officer, employee or agent of another company, corporation, partnership, joint venture, trust or other enterprise in which the Company is or was engaged acting in relation to any of the affairs of the Company and every auditor for the time being of the Company and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and every one of them, and their heirs, executors and administrators, are indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, purported to be done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, or on behalf of the Company or purportedly on behalf of the Company, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, PROVIDED THAT such indemnity does not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

ITEM 16. Exhibits.

Exhibit Number	Description

4.1	Form of Class A Common Stock certificate (1)
4.2	Common Stock Registration Rights Agreement dated as of July 31, 2002 (2)
4.3	Common Stock Purchase Warrant Agreement dated August, 2002 (3)
4.4	Memorandum of Association (4)

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4.5	Bye-Laws (5)
4.6	Amendments to Bye-Laws (6)
5.1	Opinion of Conyers Dill & Pearman regarding the validity of the Class A Common Stock being registered
23.1	Consent of Conyers Dill & Pearman (contained in Exhibit 5.1)
23.2	Consent of Deloitte & Touche – London
23.3	Consent of Deloitte & Touche – Slovak Republic
23.4	Consent of Deloitte & Touche – Slovenia
23.5	Consent of Deloitte & Touche – Slovenia
23.6
We have attempted and have been unable to obtain from Arthur Andersen (“Andersen”) a consent for the reissuance of their report on our financial statements as of and for the period December 31, 2001 and December 31, 2000. As such, we have included a copy of Andersen’s prior audit report in our Form 10-K, as amended by Form 10-K/A, for the fiscal year ended December 31, 2002 (incorporated by reference into this Registration Statement) and prominently disclose the fact that the report is a copy and that it has not been reissued by Andersen. We do not include a consent from Andersen but include disclosure in this filing of the limitations on recovery by investors posed by the lack of Andersen’s consent.

24.1	Form of Power of Attorney

_______________
(1).    Incorporated herein by reference to Exhibit 4.01 to Amendment No. 1 to our Registration Statement on Form S-1 (file No. 33-80344) filed with the Commission on August 19, 1994.

(2). ..   Incorporated herein by reference to Exhibit 10.48 to our Quarterly Report on Form 10-Q filed with the Commission on August 7, 2002.

(3). ..   Incorporated herein by reference to Exhibit 10.49 to our Quarterly Report on Form 10-Q filed with the Commission on August 7, 2002.

(4). ..  Incorporated herein by reference to Exhibit 3.01 to our Registration Statement on Form S-1 (file No. 33-80344) filed with the Commission on June 19, 1994.

(5). ..   Incorporated by reference to Exhibit 3.02 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

(6). ..  Incorporated by reference to Exhibits A, B and C to our definitive Proxy Statement dated and filed with the Commission on April 18, 2002.

Item 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(a). ..  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i).    . to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii).    .to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or its most recent post-effective amendment) which, individually or in the

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aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered), and any deviation from the low or high end of the estimated maximum offering range, may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

(iii). .to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the undertakings set forth in paragraphs (a)(i) and (a)(ii) above do not apply if the information required with or furnished to the Securities and Exchange Commission to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(b). ..That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(c). ..To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d). ..That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e). ..Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f). ..For the purposes of determining liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, England on this 25 th day of April 2003.

CENTRAL EUROPEAN MEDIA ENTERPRISES, LTD.

/s/ Frederic T. Klinkhammer

By:	Frederic T. Klinkhammer
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Frederic T. Klinkhammer
Frederic T. Klinkhammer	Chief Executive Officer	April 25, 2003
and Director

/s/ Wallace Macmillan
Wallace Macmillan	Vice President – Finance,	April 25, 2003
Chief Financial and
Accounting Officer

/s/ Charles R. Frank, Jr.*
Charles R. Frank, Jr.	Director	April 25, 2003

/s/ Herbert A. Granath*
Herbert A. Granath	Director	April 25, 2003

/s/ Alfred W. Langer*	Director	April 25, 2003
Alfred W. Langer

/s/ Mark Wyllie*
*By Mark Wyllie, Attorney in Fact

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SIGNATURE	TITLE	DATE

/s/ Ronald S. Lauder*
Ronald S. Lauder	Director	April 25, 2003

/s/ Bruce Maggin*
Bruce Maggin	Director	April 25, 2003

/s/ Jacob Z. Schuster*
Jacob Z. Schuster	Director	April 25, 2003

/s/ Marie-Monique Steckel*
Marie-Monique Steckel	Director	April 25, 2003

/s/ Mark Wyllie
*By Mark Wyllie, Attorney in Fact

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EXHIBIT INDEX
Exhibit Number	Description

5.1	Opinion of Conyers Dill & Pearman
23.2	Consent of Deloitte & Touche – London
23.3	Consent of Deloitte & Touche – Slovak Republic
23.4	Consent of Deloitte & Touche – Slovenia
23.5	Consent of Deloitte & Touche – Slovenia
24.1	Form of Power of Attorney

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